UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE  ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

COMMISSION FILE NUMBER 000-32469

THE PRINCETON REVIEW, INC. 401(k) EMPLOYEE SAVINGS PLAN
(Full title of the plan)

THE PRINCETON REVIEW, INC.
(Name of the issuer of the securities held pursuant to the plan)

2315 Broadway New York, New York 10024
(Address of principal executive office of the issuer)

Index

Item

Report of Holtz Rubenstein Reminick LLP, Independent Registered Public Accounting Firm
Statements of net assets available for benefits at December 31, 2004 and 2003
Statement of changes in net assets available for benefits for the year ended December 31, 2004
Notes to financial statements
Supplemental Schedule
Signature
Exhibit 23—Consent of Holtz Rubenstein Reminick LLP, Independent Registered Public Accounting Firm

THE PRINCETON REVIEW, INC.
401(k) EMPLOYEE SAVINGS PLAN

REPORT ON AUDIT OF FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
     of The Princeton Review, Inc.
     401(k) Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Princeton Review, Inc. 401(k) Employee Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holtz Rubenstein Reminick LLP

New York, New York

July 1, 2005

THE PRINCETON REVIEW, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31,

	2004	2003

Assets
Investments	$8,748,637	$6,253,456
Participant Loans Receivable	186,769	172,759

Net Assets Available for Benefits	$8,935,406	$6,426,215

See notes to financial statements.

THE PRINCETON REVIEW, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to Net Assets Attributed To:
Investment income:
Net appreciation in fair value of investments	$799,536
Interest and dividend income	81,169

880,705

Contributions:
Participant contributions	1,574,929
Employer contributions	216,501
Rollover contributions	340,408

2,131,838

Total Additions	3,012,543

Deductions from Net Assets Attributed To:
Benefits paid to participants	500,348
Administrative expenses	3,004

Total Deductions	503,352

Net Increase in Net Assets Available for Benefits	2,509,191
Net Assets Available for Benefits, beginning of year	6,426,215

Net Assets Available for Benefits, end of year	$8,935,406

See notes to financial statements.

Notes to Financial Statements
Year Ended December 31, 2004

1.	Plan Description

The following description of The Princeton Review, Inc. 401(k) Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan covers the employees of Princeton Review Management, LLC, Princeton Review Publishing, LLC, Princeton Review Products, LLC, and Princeton Review Operations, LLC (the “Company”).

General - The Plan is a qualified voluntary defined contribution plan, which contains a cash or deferred arrangement (“CODA”), also known as a “401(k) Plan”. All salaried employees of the Company, age twenty-one or older, were eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Participants may make elective contributions from 2% up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may make discretionary matching contributions. Matching contributions are available to participants that completed at least one year with 1,000 hours of service. Additional amounts may be contributed at the option of the Company. Contributions are invested into various investment options offered by the Plan in accordance with each participant’s direction. Contributions are subject to certain limitations imposed by law.

Participant accounts - Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution, if any, and an allocation of the increases (decreases) in the value of the investment funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefits -

i. Vesting benefits - Participants are 100% vested in their contributions, employer discretionary contributions, plus actual earnings thereon.

ii.  Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the participant’s vested interest in his or her account generally in a lump-sum amount. The normal retirement age is 65.

Participant loans - The Plan provides that loans are available to all Plan participants on a nondiscriminatory basis. Plan participants can borrow the lesser of $50,000 or 50% of the vested account balance. The loans are secured by the participants’ vested balance and are payable through payroll withholdings. Loans must be approved by the Plan Administrator and are subject to a strict set of rules established by law.

Administrative expenses - The Company absorbs certain of the administrative charges associated with the Plan.

Unallocated assets - At December 31, 2004 and 2003, unallocated assets totaled approximately $380 and $370, respectively. Such unallocated assets may be used to reduce future employer contributions or to reduce the Plan’s liabilities.

2.	Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

Valuation of investments - The investments in the Plan are stated at fair market value based upon quoted market prices, except for participant loans which are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Any unrealized gains and losses are computed based on differences between market and cost as of closing of the reporting period. Any realized gains and losses are computed based on differences between fair market value, on the date of sale, and cost as of the purchase date, on a first-in, first-out basis.

Investment income - Investment income includes dividends and interest collected during the plan year and amounts accrued but not collected as of the valuation date. The investment income is determined and allocated to the Plan by Prudential.

Benefit payments - Benefits are recorded when paid.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4.	Investments

The following presents investments at December 31, 2004 and 2003 that represent 5% or more of the Plan’s net assets:

December 31,	2004	2003

Growth Fund of America; 62,826 shares, and 49,148 shares, respectively	$1,720,172	$1,206,080
AIM Basic Value A; 43,650 shares, and 39,850 shares, respectively	1,415,118	1,165,200
Oppenheimer Global Fund A; 19,698 shares, and 16,816 shares, respectively	1,197,058	866,073
Prudential Dryden Stock Index Fund Z; 41,761 shares, and 39,573 shares, respectively	1,125,870	981,018
Franklin Balance Sheet Investments Fund; 12,554 shares, and -0- shares, respectively	731,424	—
Prudential Jennison Growth Fund A; 39,396 shares, and 38,919 shares, respectively	559,820	508,286
Fidelity Advisor Mid Cap Fund; 21,969 shares, and -0- shares, respectively	554,057	—
Dreyfus Premier Core Bond A; 30,438 shares, and 23,656 shares, respectively	450,488	351,289

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 25, 2005, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).

6.	Related Party Transactions

Certain plan investments are shares of mutual funds managed by Prudential. Prudential Trust Company is the Plan Trustee, as defined by the Plan. The Plan also invested in common shares of The Princeton Review, Inc., the Plan Sponsor as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated there under.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

THE PRINCETON REVIEW, INC.
401(k) EMPLOYEE SAVINGS PLAN

(EIN)13-3432057; (PN) 001; SCHEDULE H, LINE 4i; FORM 5500
Schedule of Assets (Held At End of Year)
December 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value

	The Growth Fund of America A	Investment in Registered Investment Co.		$1,720,172
	Aim Basic Value Fund A	Investment in Registered Investment Co.		1,415,118
	Oppenheimer Global Fund A	Investment in Registered Investment Co.		1,197,058
*	Prudential Dryden Stock Index Fund Z	Investment in Registered Investment Co.		1,125,870
	Franklin Balance Sheet Investment Fund A	Investment in Registered Investment Co.		731,424
*	Prudential Jennison Growth Fund A	Investment in Registered Investment Co.		559,820
	Fidelity Advisor Mid Cap Fund T	Investment in Registered Investment Co.		554,057
	Dreyfus Premier Core Bond Fund A	Investment in Registered Investment Co.		450,488
	Euro Pacific Growth Fund A	Investment in Registered Investment Co.		255,842
	Franklin US Government Securities Fund A	Investment in Registered Investment Co.		237,280
	Alliance Bernstein Balanced Shares Fund A	Investment in Registered Investment Co.		210,687
*	Prudential MoneyMart Assets A	Investment in Registered Investment Co.		178,017
	Davis NY Venture Fund A	Investment in Registered Investment Co.		59,672
	Wells Fargo Stable Value Fund	Investment in Registered Investment Co.		53,074
	LN AP Fund	Investment in Registered Investment Co.		58

				$8,748,637

	Participant Loans	Bearing interest at varying rates from 5.00% to 9.50% per annum maturing at various dates through September 2013		$186,769

*	Indicates party-in-interest.

**	Column (d) cost information is not required when reporting investments directed by participants.

See independent auditors’ report.

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCETON REVIEW, INC. 401(k) Employee
Savings Plan

Date: July 7, 2005	By:	/s/ STEPHEN MELVIN

Stephen Melvin
Chief Financial Officer and
Treasurer of the Issuer and Administrator of the Plan